UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 18, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 18, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

TEEKAY SHIPPING COMPLETES $144 MILLION SALE OF
7.25% PREMIUM EQUITY PARTICIPATING SECURITY UNITS

Nassau, The Bahamas – February 18, 2003 – Teekay Shipping Corporation (NYSE: TK) today completed the previously announced sale of 7.25% Premium Equity Participating Security Units (PEPS Units) pursuant to its currently effective universal shelf registration statement. The sale consisted of 5,750,000 PEPS Units, including 750,000 PEPS Units issued in connection with the exercise by the underwriters' of their over-allotment option. Teekay received $143.75 million of gross proceeds from the sale.

Proceeds from the offering may be used to finance potential acquisitions and for general corporate purposes, including capital expenditures, working capital, and the repayment of debt.

Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. were the joint book-running managers for the offering.

TEEKAY

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. With its main operating office in Vancouver, Canada and offices in 11 other countries, Teekay employs more than 4,100 seagoing and shore-based staff globally. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Certain of these risks and uncertainties are listed in Teekay's 2001 Annual Report on Form 20-F, subsequent SEC filings and the prospectus supplement relating to the offering.

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Email: investor.relations@teekay.com

Web site: www.teekay.com

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